Algonquin Power & Utilities Corp. to Conduct Strategic Review of its
Renewable Energy Group with Aim of Enhancing Shareholder Value
OAKVILLE, Ontario – May 11, 2023 – Algonquin Power & Utilities Corp. (“AQN” or the “Company”) (TSX/NYSE: AQN) today announced that the Company’s Board of Directors has initiated a strategic review of the Company’s Renewable Energy Group1 with the aim of enhancing shareholder value. The review will include assessing a range of alternatives for the Renewable Energy Group.
Arun Banskota, President and Chief Executive Officer of AQN, said, “Both our Renewable Energy Group and our Regulated Services Group have grown into strong businesses, with scale and high-quality assets, and are positioned to benefit from the energy transition. However, we believe the market does not fully appreciate the value of our assets. To that end, we are initiating a strategic review of the Renewable Energy Group with the goal of determining the path forward that positions each of our businesses for continued growth, enables us to achieve a lower cost of capital and maximizes shareholder value. We expect to announce our go-forward plans based on the results of our strategic review by our second quarter earnings call.”
Formation of Strategic Review Committee
To oversee the strategic review process, the Board has formed a Strategic Review Committee, comprised of directors Chris Huskilson (Chair), Amee Chande and Dan Goldberg.
Mr. Huskilson said, “The AQN Board and management team are committed to taking actions that are in the best interest of the Company and its shareholders. To that end, the Strategic Review Committee will execute a thorough review and take an open-minded approach to determining the best path forward to drive meaningful, long-term value.”
There can be no assurance that the strategic review will result in any transaction or execution of any strategic alternative.
AQN has retained J.P. Morgan as its financial advisor to assist with the review process.
First Quarter Earnings Results
In a separate announcement this morning, the Company also announced earnings for the first quarter ended March 31, 2023. The release can be viewed on the Company’s Investor Relations page at AlgonquinPower.com, as well as on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with over $17 billion of total assets. Through its two business groups, the Regulated Services Group and the Renewable Energy Group, AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN is a global leader in renewable energy
1 As used herein, “Renewable Energy Group” refers to all of the Company’s non-regulated operating and development power generation assets.

through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities. AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity.
AQN is committed to pursuing growth and operational excellence in a sustainable manner through an expanding global pipeline of renewable energy and electric transmission development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions and value enhancing recycling of assets.
AQN’s common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN’s common shares, Series 2018-A subordinated notes, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNA, AQNB, and AQNU, respectively.
Visit AQN at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “expects” and “aims” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding the strategic review of the Renewable Energy Group and the aims and expected timing thereof. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. There can be no assurance that a transaction, strategic change or outcome will result from or be implemented as a result of the strategic review or that any transaction resulting therefrom will ultimately enhance shareholder value or result in a lower cost of capital. Forward-looking statements contained herein are provided for the purposes of presenting information about management’s current expectations and plans relating to the future and such information may not be appropriate for other purposes. Material risk factors and assumptions include those set out in AQN's Annual Information Form and Management Discussion & Analysis for the year ended December 31, 2022, and in AQN’s Management Discussion & Analysis for the three months ended March 31, 2023, each of which is or will be available on SEDAR and EDGAR. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Investor Inquiries:
Brian Chin
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@AQNorp.com
Telephone: (603) 260-4410
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500